Exhibit A

JOINT FILING AGREEMENT

This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13D to which this Agreement is attached as Exhibit A, with respect to the beneficial ownership of the undersigned shares of common stock of JetBlue Airways Corporation, is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: July 11, 2025	By:	/s/ Vladimir Galkin
Vladimir Galkin

Date: July 11, 2025	By:	/s/ Angelica Galkin
Angelica Galkin

ANGELICA GALKIN REVOCABLE TRUST

Date: July 11, 2025			/s/ Angelica Galkin
		By:	Angelica Galkin
		Title:	Trustee